SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
METLIFE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
59156R108
(CUSIP Number of Class of Securities)
James L. Lipscomb
Executive Vice President and General Counsel
MetLife, Inc.
200 Park Avenue
New York, New York 10166
(212) 578-2211
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Adam O. Emmerich David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Jack B. Lay Senior Executive Vice President and Chief Financial Officer Reinsurance Group of America, Incorporated 1370 Timberlake Manor Parkway Chesterfield, Missouri 63017 (636) 736-7000	R. Randall Wang James R. Levey Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 (314) 259-2000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,418,311,641.50	$55,739.65

(1)	This valuation assumes the exchange of 29,243,539 shares of Reinsurance Group of America, Incorporated (“RGA”) class B common stock, par value $0.01 per share (the “RGA class B common stock”), for shares of common stock of MetLife, Inc. (“MetLife”), par value $0.01 per share (“MetLife common stock”). Estimated solely for purposes of calculating the filing fee, based on the high and low sale prices of RGA common stock, par value $0.01 per share (the “RGA common stock”), on The New York Stock Exchange on August 5, 2008 and paid in connection with RGA’s registration statement on Form S-4 (File No. 333-152828) relating to the transactions described in this Schedule TO. Because there is no trading market for RGA class B common stock, RGA common stock is believed to be the most appropriate measure of the value of the securities to be exchanged in this exchange offer for purposes of calculating the filing fee.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the U.S. Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,739.65	Filing Party:	Reinsurance Group of America, Incorporated
Form or Registration No.:	Form S-4	Date Filed:	June 3, 2008
	Registration No. 333-151390
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by MetLife, Inc., a Delaware corporation (“MetLife”). This Schedule TO relates to the offer by MetLife to exchange 29,243,539 shares of class B common stock, par value $0.01 per share (“RGA class B common stock”), of Reinsurance Group of America, Incorporated, a Missouri corporation (“RGA”), for shares of common stock, par value $0.01 per share of MetLife (“MetLife common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated August 11, 2008 (the “Prospectus”), and the related letters of transmittal and instructional booklets thereto, copies of which are attached hereto as Exhibits (a)(1)(i) — (a)(1)(xiv) (the “Exchange Offer”). In connection with the Exchange Offer, RGA has filed under the U.S. Securities Act of 1933, as amended, a registration statement on Form S-4, as amended (Registration No. 333-152828), to register the shares of RGA class B common stock and associated preferred stock purchase rights offered in exchange for shares of MetLife common stock tendered in the Exchange Offer, which registration statement contains the Prospectus. RGA has separately filed a registration statement on Form S-4, as amended (Registration No. 333-151390), to register the shares of RGA class A common stock and associated preferred stock purchase rights to be issued in the recapitalization of RGA to occur immediately prior to the closing of the Exchange Offer, which registration statement contains a proxy statement/prospectus dated August 4, 2008.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus and the related letters of transmittal and instructional booklets thereto, copies of which are attached hereto as Exhibits (a)(1)(i) — (a)(1)(viii), are incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.
Item 1. Summary Term Sheet.
     Reference is made to the information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer” and “Summary,” which is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. Reference is made to the information set forth in the Prospectus under the heading “Summary—The Companies—MetLife, Inc.,” which is incorporated herein by reference.
     (b) Securities. Reference is made to the information set forth in the Prospectus under the heading “Comparison of Stockholder Rights,” which is incorporated herein by reference.
     (c) Trading Market and Price. Reference is made to the information set forth in the Prospectus under the heading “Market Prices and Dividend Information,” which is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The filing person is MetLife, who is the subject company. Reference is made to the information set forth in the Prospectus under the headings “Summary—The Companies—MetLife, Inc.” and “Security Ownership of Certain Beneficial Owners and Management of MetLife,” which is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms. Reference is made to the information set forth in the Prospectus under the headings “Questions and Answers about the Exchange Offer,” “Summary,” “The Transactions,” “The Exchange Offer,” “The Recapitalization and Distribution Agreement” and “Comparison of Stockholder Rights,” which is incorporated herein by reference.
     (b) Purchases. Reference is made to the information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer,” which is incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Agreements Involving Subject Company’s Securities. Reference is made to the information set forth in the Prospectus under the headings “The Recapitalization and Distribution Agreement” and “Other Arrangements and Relationships Between MetLife and RGA,” which is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. Reference is made to the information set forth in the Prospectus under the headings “Summary,” “The Transactions—RGA’s Reasons for the Recapitalization,” “The Transactions—MetLife’s Reasons for the Divestiture” and “The Recapitalization and Distribution Agreement,” which is incorporated herein by reference.
     (b) Use of Securities Acquired. The shares of MetLife common stock acquired by MetLife in the Exchange Offer will be held as treasury stock.
     (c) Plans. None.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. Reference is made to the information set forth in the Prospectus under the headings “Summary—The Exchange Offer,” “The Transactions,” “The Exchange Offer” and “The Recapitalization and Distribution Agreement,” which is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Security Ownership. Reference is made to the information set forth in the Prospectus under the heading “Security Ownership of Certain Beneficial Owners and Management of MetLife,” which is incorporated herein by reference.
     (b) Securities Transactions. Based on the information available to MetLife as of August 11, 2008, other than with respect to MetLife employee benefit plans, the following table sets forth the transactions in MetLife common stock by MetLife and its directors and executive officers during the 60 days prior to August 11, 2008:

	Date of	Number and Type	Price Per
Name	Transaction	of Securities	Share	Type of Transaction
Maria Morris	June 13, 2008	Disposed of 1,880 shares of MetLife common stock	$0	Gift of securities to a charitable organization
C. Robert Henrikson	June 18, 2008	Acquired 3,100 shares of MetLife common stock	$29.95	Exercise of stock options
C. Robert Henrikson	June 18, 2008	Disposed of 3,100 shares of MetLife common stock	$56.85	Sale of shares acquired from exercise of stock options pursuant to a 10b5-1 plan
C. Robert Henrikson	June 25, 2008	Acquired 3,100 shares of MetLife common stock	$29.95	Exercise of stock options
C. Robert Henrikson	June 25, 2008	Disposed of 3,100 shares of MetLife common stock	$56.06	Sale of shares acquired from exercise of stock options pursuant to a 10b5-1 plan

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. None.
Item 10. Financial Statements.
     (a) Financial Information. Reference is made to the information set forth in the Prospectus under the headings “Comparative Historical Per Share Data,” “Selected Historical Financial Data For MetLife and RGA—MetLife Selected Financial Data” and “Where You Can Find More Information,” which is incorporated herein by reference. The financial statements included as Item 8 in MetLife’s Annual Report on Form 10-K for the annual period ended December 31, 2007, as well as the financial statements and other financial information included as Part I—Item 1 in MetLife’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, are incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) None.
     (2) Reference is made to the information set forth in the Prospectus under the heading “The Transactions—Regulatory Approval,” which is incorporated herein by reference.
     (3) Reference is made to the information set forth in the Prospectus under the heading “The Transactions—Regulatory Approval,” which is incorporated herein by reference.
     (4) Not applicable.
     (5) None.
     (b) Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.
Item 12. Exhibits.
     (a)(1)(i) Prospectus—Offer to Exchange, dated August 11, 2008 (incorporated by reference to RGA’s Registration Statement on Form S-4 (File No. 333-152828), as amended, filed with the U.S. Securities and Exchange Commission on August 6, 2008 (the “RGA Registration Statement”)).
     (a)(1)(ii) Letter of Transmittal for the Exchange Offer (book entry).
     (a)(1)(iii) Letter of Transmittal for the Exchange Offer (certificates).
     (a)(1)(iv) Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust).
     (a)(1)(v) Participant Direction Form for Exchange Offer (MetLife Employee Benefit Plans).
     (a)(1)(vi) Instructions for Letter of Transmittal for the Exchange Offer (book entry and certificates).
     (a)(1)(vii) Instructions for Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust).
     (a)(1)(viii) Instructional Letter to Participants in MetLife Employee Benefit Plans.

     (a)(1)(ix) Notice of Guaranteed Delivery.
     (a)(1)(x) Notice of Withdrawal (book entry and certificates).
     (a)(1)(xi) Notice of Withdrawal (MetLife Policyholder Trust).
     (a)(1)(xii) Notice of Withdrawal (MetLife Employee Benefit Plans).
     (a)(1)(xiii) Form of Letter to Brokers.
     (a)(1)(xiv) Form of Letter from Brokers to Clients.
     (a)(1)(xv) Press Release, dated August 14, 2008, Announcing that MetLife, Inc. Has Commenced an Exchange Offer for the Split-Off of Reinsurance Group of America, Incorporated.
     (a)(2) None.
     (a)(3) None.
     (a)(4) Prospectus—Offer to Exchange, dated August 11, 2008 (incorporated by reference to the RGA Registration Statement).
     (a)(5) None.
     (b) None.
     (d) Recapitalization and Distribution Agreement, dated as of June 1, 2008, by and between MetLife, Inc. and Reinsurance Group of America, Incorporated (incorporated by reference to Exhibit 10.1 to the RGA Registration Statement).
     (g) None.
     (h) Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to the RGA Registration Statement).
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 14, 2008

METLIFE, INC.
By:	/s/ William J. Wheeler
	Name:	William J. Wheeler
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Prospectus—Offer to Exchange, dated August 11, 2008 (incorporated by reference to RGA’s Registration Statement on Form S-4 (File No. 333-152828), as amended, filed with the Securities and Exchange Commission on August 6, 2008 (the “RGA Registration Statement”)).

(a)(1)(ii)	Letter of Transmittal for the Exchange Offer (book entry).

(a)(1)(iii)	Letter of Transmittal for the Exchange Offer (certificates).

(a)(1)(iv)	Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust).

(a)(1)(v)	Participant Direction Form for Exchange Offer (MetLife Employee Benefit Plans).

(a)(1)(vi)	Instructions for Letter of Transmittal for the Exchange Offer (book entry and certificates).

(a)(1)(vii)	Instructions for Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust).

(a)(1)(viii)	Instructional Letter to Participants in MetLife Employee Benefit Plans.

(a)(1)(ix)	Notice of Guaranteed Delivery.

(a)(1)(x)	Notice of Withdrawal (book entry and certificates).

(a)(1)(xi)	Notice of Withdrawal (MetLife Policyholder Trust).

(a)(1)(xii)	Notice of Withdrawal (MetLife Employee Benefit Plans).

(a)(1)(xiii)	Form of Letter to Brokers.

(a)(1)(xiv)	Form of Letter from Brokers to Clients.

(a)(1)(xv)	Press Release, dated August 14, 2008, Announcing that MetLife, Inc. Has Commenced an Exchange Offer for the Split-Off of Reinsurance Group of America, Incorporated.

(a)(4)	Prospectus—Offer to Exchange, dated August 11, 2008 (incorporated by reference to the RGA Registration Statement).

(d)	Recapitalization and Distribution Agreement, dated as of June 1, 2008, by and between MetLife and RGA (incorporated by reference to Exhibit 10.1 to the RGA Registration Statement).

(h)	Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to the RGA Registration Statement).